Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

September 8, 2025

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, DC 20549 Attn: Stacie Gorman, Esq.

Re:	Evolution Global Acquisition Corp. Registration Statement on Form S-1 Filed July 31, 2025 File No. 333-289152

Dear Ms. Gorman:

On behalf of our client, Evolution Global Acquisition Corp., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the responses to the comments contained in the Staff’s letter dated August 27, 2025 on the Company’s registration statement on Form S-1 filed on July 31, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the responses. We have included page references in the Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment. In addition to addressing the Staff’s comments, the Amendment has been updated to include additional founder shares issued to the Sponsor.

Registration Statement on Form S-1

Cover Page

1.	We note your disclosure in paragraph 10 that certain non-managing sponsor investors have expressed an interest in purchasing non-managing sponsor membership interests. Please revise to disclose the number of individuals that have expressed interest and the price they will pay to acquire these interests. Further, we note it appears that these individuals may purchase shares in your offering. Please clarify the conflicts these individuals would have, including the incentive that they would have to vote in favor of the business combination, regardless of the number of shares they own, because of the non-managing sponsor membership interests and private placement warrants.

Response: We have revised the disclosure on the cover page and pages 5 and 118 of Amendment No. 1 in response to the Staff’s comment.

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 8, 2025 Page 2

2.	We note, in your use of proceeds table, you indicate that you will pay administrative and support fees of $240,000 over the course of 24 months. Please revise your disclosure here and on pages 5 and 117 to reflect these payments. Additionally, please revise your cover page to describe the extent to which the conversion of the working capital loans into private placement warrants and the cashless exercise of such warrants, may result in a material dilution of the purchasers’ equity interests. Please refer to Items 1602(a)(3), 1602(b)(6), and 1602(a)(6) of Regulation S-K.

Response: For the Staff’s information, the Company will not be paying any administrative and support fees. We have revised the disclosure throughout Amendment No. 1 accordingly. In addition, we have revised the cover page and page 104 of Amendment No. 1 in response to the Staff’s comment to describe the extent to which the conversion of the working capital loans into private placement warrants and the cashless exercise of such warrants may result in a material dilution of the investors’ equity interests.

Our Sponsor, page 5

3.	We refer to your statement that other than your directors, officers, and advisors, the other members of your sponsor will not participate in your activities. Please revise your disclosures as appropriate to clarify whether such advisors are considered to be affiliates or promoters, each within the meaning of Securities Act Rule 405. If so, please provide related conflicts of interest disclosures on the cover page and in the summary pursuant to Items 1602(a)(5) and (b)(7) of Regulation S-K.

Response: We have revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment to clarify that the Company’s advisors are not considered to be affiliates or promoters within the meaning of Securities Act Rule 405.

Additional financing, page 43

4.	We note your disclosures that you have no commitments to issue any shares in connection with the initial business combination or to issue any notes or other debt. However, to the extent applicable, please revise to disclose any plans to seek additional financings, even if there are no commitments. In this regard, we note your statement that you are targeting a business with an enterprise value of up to $1.5 billion. Refer to Item 1602(b)(5) of Regulation S-K. Please also revise your last risk factor on page 49 to address this potential need for financing in the context of your initial business combination.

Response: We have revised the disclosure on pages 16, 17, 44, 51 and 104 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission September 8, 2025 Page 3

Risk Factors
If we are deemed to be an investment company under the Investment Company Act…, page 58

5.	Please revise your risk factor to clarify that if you are deemed to be an investment company and you liquidate, your warrants will expire worthless.

Response: We have revised the disclosure on page 61 of Amendment No. 1 in response to the Staff’s comment.

We may not be able to complete an initial business combination…, page 71

6.	Please revise this risk factor to clarify that your sponsor is controlled by a non-U.S. person, as you state on page 117.

Response: We have revised the disclosure on page 72 of Amendment No. 1 in response to the Staff’s comment.

The Excise Tax could be imposed on redemptions…, page 94

7.	Please expand your risk factor to describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: We have revised the disclosure on pages 95-96 of Amendment No. 1 in response to the Staff’s comment.

Dilution, page 103

8.	Please expand your narrative disclosure on page 103 to ensure that you describe each material potential source of future dilution not included in the table. Your revisions should address, but not necessarily be limited to, potential future dilution related to the exercise of the public and private warrants, or tell us how you determined such revisions are not necessary. Reference is made to Item 1602(c) of Regulation S-K.

Response: We have revised the disclosure on page 104 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission September 8, 2025 Page 4

Proposed Business
Our Sponsor, page 117

9.	We note your disclosure following the table on page 119 regarding the lock-up agreement. Please revise the table to reflect this lock-up agreement. Please refer to Item 1603(a)(9) of Regulation S-K.

Response: We have revised the disclosure on pages 8 and 121-122 of Amendment No. 1 in response to the Staff’s comment.

Management
Executive Officer and Director Compensation, page 154

10.	Please revise your disclosure in this section to reflect the indirect ownership of founder shares to be given to your independent directors. Please refer to Item 402(r)(3) of Regulation S-K

Response: We have revised the disclosure on page 155 of Amendment No. 1 in response to the Staff’s comment.

Should you have any questions about the responses contained herein, please contact me by telephone at (212) 407-4043 or via email at jaryeh@loeb.com.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

Cc: David J. Levine